RULE 424(b) 2
REGISTRATION STATEMENT NO. 333-36442

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 1, 2001)

$175,000,000

Herman Miller, Inc.

7  1/8% Notes due March 15, 2011

       We will pay interest on the Notes on March 15 and September 15 of each year. The first interest payment will be made on September 15, 2001. We may redeem the Notes prior to maturity, in whole or in part, as described in this prospectus supplement. There will not be a sinking fund for the Notes.

		Underwriting
	Price to	Discounts and	Proceeds to
	Public(1)	Commissions	Herman Miller

Per Note	99.637%	.650%	98.987%

Total	$174,364,750	$1,137,500	$173,227,250

(1)	Plus accrued interest, if any, from March 6, 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The Underwriters expect to deliver the Notes to purchasers on or about March 6, 2001, through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Banc of America Securities LLC	Morgan Stanley Dean Witter

Co-Managers

Banc One Capital Markets, Inc.

First Union Securities, Inc.

Merrill Lynch & Co.

Wachovia Securities, Inc.

McDonald Investments Inc.

March 1, 2001

TABLE OF CONTENTS

TABLE OF CONTENTS
SUMMARY
THE OFFERING
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
DESCRIPTION OF NOTES
UNDERWRITING
LEGAL MATTERS
EXPERTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
THE COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell the Notes, and seeking offers to buy the Notes, only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sales of the Notes. In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, “we,” “us,” and “our,” as well as “HMI,” refer to Herman Miller, Inc. and its subsidiaries.

SUMMARY

       The following summary contains basic information about this offering. It may not contain all the information that is important to you. The “Description of Notes” section of this prospectus supplement and the “Description of Debt Securities” section in the accompanying prospectus contain more detailed information regarding the terms and conditions of the Notes. You should read carefully this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Herman Miller

      Our principal business consists of the research, design, development, manufacture, and sale of office furniture and related products and services. Our products are sold primarily to and through independent contract office furniture dealers. Through research, we seek to define and clarify customer needs and problems existing in our markets and to respond by design and innovation, where appropriate and feasible, with products, systems, and service solutions which address these customer needs. Ultimately, we seek to assist our customers in creating great places to work. Our furniture systems, seating, storage and freestanding furniture products, and related services are used in:

•	office/institutional environments including offices and related conference, lobby and lounge areas, and general public areas including transportation terminals;

•	small office and home office (SOHO) settings; and

•	other non-office environments such as clinical, industrial, and educational laboratories.

      Most of these systems and products are coordinated in design so that they may be used both together and interchangeably.

      HMI was incorporated in Michigan in 1905. One of our major plants and our corporate offices are located at 855 East Main Avenue, Zeeland, Michigan, 49464-0302, and our telephone number is (616) 654-3000.

Strategy

      Our competitive strategy is based on our ability to maintain and grow market share with our traditional customers in the office furniture industry. We also seek to expand our market by reaching out to new customers, which include small and emerging businesses. To be successful, we believe we must continue to define and clarify customer needs and problems, and provide products, systems, and services as solutions for our traditional customers and our newly targeted customers.

THE OFFERING

Notes Offered	$175,000,000 in the principal amount of 7 1/8% Notes due March 15, 2011.

Maturity Date	March 15, 2011.

Issue Price	99.637% of par plus accrued interest, if any, from the issue date of the Notes.

Interest Rate	7 1/8% per year.

Interest Payment Dates	March 15 and September 15, beginning on September 15, 2001. Interest will accrue from the issue date of the Notes.

Ranking	The Notes are senior unsecured obligations of HMI and will rank equal to all other existing and future senior unsecured indebtedness of HMI.

Optional Redemption	We may redeem some or all of the Notes at any time at the redemption price described in the “Description of Notes” section under the heading “Optional Redemption,” plus accrued and unpaid interest to the date of redemption.

Certain Covenants	The indenture governing the Notes contains covenants that limit our ability to:

• incur liens on our assets to secure debt;
• enter into certain sale and leaseback transactions;
• merge or consolidate with another company; and
• transfer or sell substantially all of our assets.

For more details, see the section under the heading “Description of Debt Securities” in the accompanying prospectus.

Use of Proceeds	We will use the net proceeds from the sale of the Notes for the repayment of domestic borrowings under our revolving credit facility and for general corporate purposes.

USE OF PROCEEDS

       We anticipate our net proceeds from the sale of the Notes will be approximately $172.7 million after deducting underwriting discounts and commissions, and estimated offering expenses of $515,000. We intend to use the net proceeds for the repayment of outstanding domestic borrowings under our revolving credit facility and for general corporate purposes.

      Our revolving credit facility currently consists of a $300 million unsecured line of credit. $150 million of the facility matures on April 16, 2001 and $150 million of the facility matures on April 16, 2005. As of December 2, 2000, the weighted average interest rate of our domestic borrowings under the credit facility was 6.9% per annum, and the amount of our domestic borrowings outstanding under the credit facility was $135 million.

RATIO OF EARNINGS TO FIXED CHARGES

       Our ratio of earnings to fixed charges was as follows for the respective periods indicated:

	Six Months Ended		Year Ended

	December 2,	December 4,	June 3,	May 29,	May 30,	May 31,	June 1,
	2000	1999	2000	1999	1998	1997	1996

Ratio of Earnings to Fixed Charges	9.43	11.46	14.63	25.51	22.29	13.08	8.27

      In computing the ratio of earnings to fixed charges:

•	earnings consist of income from continuing operations before income taxes and fixed charges (exclusive of the effects of capitalized interest); and

•	fixed charges consist of interest expense, capitalized interest, amortization of debt expense, and the estimated interest portion of rents.

CAPITALIZATION

       The following table sets forth our debt and equity capitalization as of December 2, 2000: (i) on a historical basis and (ii) as adjusted to give effect to this offering of the Notes and the application of the proceeds thereof to repay our domestic borrowings outstanding under the revolving credit facility. You should read this table in conjunction with our selected consolidated financial data presented elsewhere in this prospectus supplement along with our consolidated financial statements and related notes incorporated by reference in the accompanying prospectus.

	December 2, 2000

	Actual	As Adjusted

	(in millions)

Current Portion of Long-Term Debt	$25.8	$25.8

Notes Payable	143.6	8.6

Long-Term Debt (less Current Portion):

Series A Senior Notes, 6.37%, due March 5, 2006	60.0	60.0

Series B Senior Notes, 6.08%, due March 5, 2001	15.0	15.0

Series C Senior Notes, 6.52%, due March 5, 2008	15.0	15.0

Other	16.2	16.2

Notes offered hereby	—	175.0

Less current portion of long-term debt	(25.8)	(25.8)

Total Long-Term Debt (less Current Portion)	80.4	255.4

Shareholders’ Equity:

Preferred stock, no par value (10,000,000 shares authorized, none issued)	—	—

Common stock, $.20 par value (240,000,000 shares authorized, 78,298,392 shares issued and outstanding in 2000)	15.3	15.3

Additional paid-in capital	—	—

Retained earnings	320.3	320.3

Accumulated other comprehensive loss	(16.5)	(16.5)

Key executive stock programs	(11.6)	(11.6)

Total Shareholders’ Equity	307.5	307.5

Total Debt and Equity Capitalization	$557.3	$597.3

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data below as of and for the five fiscal years ended June 3, 2000 are derived from our audited consolidated financial statements. The financial data as of and for the six months ended December 2, 2000 and December 4, 1999 are derived from our unaudited consolidated financial statements. The unaudited financial information reflects all adjustments (consisting of only normal recurring adjustments) that we consider necessary for a fair statement of our consolidated financial position for such periods. You should read the financial data presented below in conjunction with our consolidated financial statements, accompanying notes and management’s discussion and analysis of financial condition and results of operations, which are incorporated by reference in the accompanying prospectus.

	As of or For the		As of or For the
	Six Months Ended(1)		Year Ended(2)

	December 2,	December 4,	June 3,	May 29,	May 30,	May 31,	June 1,
	2000	1999	2000	1999	1998	1997	1996

	(in millions except Current Ratio)

Operating Data:

Net Sales	$1,119	937	$1,938	$1,766	$1,719	$1,496	$1,284

Gross Margin(3)	421	360	732	687	657	550	448

Selling, General and Administrative Expenses(3)	272	227	456	425	415	376	329

Design and Research Expenses	22	22	41	38	34	29	27

Operating Income	127	111	235	224	208	131	75

Income Before Income Taxes	122	108	222	230	210	126	70

Net Income	78	68	140	142	128	74	46

Balance Sheet Data:

Total Assets	$990	$941	$941	$752	$784	$756	$695

Current Ratio	.9	.9	.9	1.0	1.1	1.4	1.6

Long-Term Debt less Current Portion	80	78	78	91	101	110	110

Total Shareholders’ Equity	308	295	294	209	231	287	308

Other Data:

Net Cash Flows From Operating Activities	$81	$77	$202	$206	$269	$218	$124

Depreciation and Amortization	48	40	77	62	51	48	45

EBITDA	178	153	312	299	269	183	123

Capital Expenditures	47	78	136	103	74	54	54

(1)	The six months ended December 4, 1999 had one more week than the six months ended December 2, 2000.

(2)	Our fiscal year ends on the Saturday closest to May 31. The year ended June 3, 2000 contained 53 weeks. The years ended May 29, 1999, May 30, 1998, May 31, 1997, and June 1, 1996 each contained 52 weeks.

(3)	In fiscal 2000, certain expenses were reclassified as operating expenses to conform to industry reporting. Prior years were restated to reflect the change.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The issues discussed in management’s discussion and analysis should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements, which are incorporated by reference in the accompanying prospectus. When considering period-over-period growth statistics, it is important to keep in mind that fiscal 2000 contained 53 weeks, compared to 52 weeks in fiscal 1999 and 1998, and that the first quarter of fiscal 2000 had one more week than the first quarter of fiscal 2001.

      This discussion and analysis of financial condition and results of operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on management’s beliefs, assumptions, current expectations, estimates, and projections about the office furniture industry, the economy, and about HMI itself. Words such as “anticipates,” “believes,” “confident,” “estimates,” “expects,” “forecasts,” “likely,” “plans,” “projects,” “should,” variations of such words, and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Furthermore, HMI undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise. See the Section titled “Forward-Looking Statements” in the accompanying prospectus.

For the Quarter and Six Months Ended December 2, 2000

Overview

      During the second quarter of fiscal 2001, sales, net income, and earnings per share were the highest level ever recorded for any quarter in Herman Miller’s 77-year history. For the fourth straight quarter, sales were the highest for any quarter in our history.

      Net sales increased $128.4 million, or 27.7 percent, to $592.5 million for the three months ended December 2, 2000. Through December 2, 2000, net sales increased $182.1 million, or 19.4 percent, to $1,119.0 million. Excluding the impact of the extra week in fiscal 2000, net sales through December 2, 2000 increased 23.9 percent.

      New orders for the second quarter of fiscal 2001 increased 19.8 percent to $562.7 million compared to the same period last year. For the first six months of fiscal 2001, new orders increased 19.5 percent to $1,165.4 million. Exclusive of the extra week in fiscal 2000, the increase in orders year to date was 24.1 percent.

      The significant increase in sales and orders for the quarter and six month period as compared to last year was due to four primary factors:

•	First, our newer products, including Aeron®, Resolve™, Q™ System, and Passage™, as well as a variety of product enhancements, are being positively accepted in the market place fueling our top line growth.

•	Second, our ability to improve the furniture purchasing process has expanded our customer base. This growth is driven by our industry-leading, customer-centered technology, which includes a suite of tools that enables our customers to evaluate furniture options and seamlessly place their orders with us on-line.

•	Third, our growth has been further accelerated as we expand our market opportunities to gain new customers in market segments not previously served by the contract furniture industry. For example, in November 2000 we officially launched Herman Miller RED, which is a business model centered around small, emerging companies on a Business-to-Business basis.

•	Fourth, the demand for office furniture continued to be strong with industry shipments up 9.0 percent for calendar year 2000 as reported by the Business and Institutional Furniture Manufacturers Association (BIFMA).

      The backlog of unfilled orders at December 2, 2000, increased 17.9 percent to $334.5 million, from the $283.7 million reported at June 3, 2000. Important to achieving growth will be sustained economic health and industry growth and the ability to execute our strategy. Our strategy entails: 1) enlarging our market opportunities; 2) reinventing the value chain for the industry; and 3) leveraging our capabilities and resources across the company.

Domestic Operations

      Domestic sales for the second quarter of fiscal 2001 increased 27.4 percent compared to the same period last year. For the first six months of fiscal 2001, domestic sales increased 19.4 percent. Net of the extra week in fiscal 2000, domestic sales through December 2, 2000 rose 23.9 percent compared to last year.

      Domestic orders for the second quarter of fiscal 2001 were 20.2 percent higher than the same period last year. Through December 2, 2000, domestic new orders grew 18.7 percent compared to the prior year. Net of the extra week last year, orders through December 2, 2000 increased 23.3 percent compared to last year.

      BIFMA estimated that U.S. shipments increased 7.3 percent for the three-month period ended November 2000, while orders increased 4.5 percent for the same period. BIFMA estimated that shipments and orders for the six-month period ended November 2000 increased 8.8 percent and 7.0 percent, respectively. As of February 16, 2001, BIFMA updated its forecast for industry growth to 2.8 percent in calendar 2001 and 5.0 percent in calendar 2002.

International Operations

      For the fifteenth consecutive quarter, international operations positively impacted the consolidated results with continued profitability. In the second quarter of fiscal 2001 international operations had the highest sales and income of any quarter ever.

      Net sales of international operations and export sales from the United States increased 28.9 percent for the second quarter of fiscal 2001. Through December 2, 2000, sales for international operations increased 19.9 percent compared to the same period last year. Net of the extra week last year, net sales increased 24.1 percent for the six-month period compared to the same period last year. All regions showed strong sales growth over last year.

      Orders for the second quarter of fiscal 2001 were up 17.5 percent compared to last year. Through December 2, 2000, international orders increased 24.0 percent. Excluding the extra week in fiscal 2000, orders through December 2, 2000 increased 28.4 percent. Consistent with the sales trends, new orders grew in all regions, with Japan and Canada generating the most significant improvement.

      Although international operations experienced pressure due to weakening currencies and stronger competition, they leveraged the higher volumes and drove more earnings to the bottom line.

Financial Summary

      The following table presents, for the periods indicated, the components of our consolidated condensed statement of earnings as a percentage of net sales.

	For the Three		For the Six
	Months Ended		Months Ended

	Dec. 2,	Dec. 4,	Dec. 2,	Dec. 4,
	2000	1999	2000	1999

Net Sales	100.0%	100.0%	100.0%	100.0%

Cost of Sales	62.1	61.7	62.4	61.6

Gross Margin	37.9	38.3	37.6	38.4

Operating Expenses	26.2	26.6	26.3	26.5

Operating Margin	11.7	11.7	11.3	11.9

Interest Expense	0.8	0.6	0.7	0.6

Other Income, Net	(0.2)	(0.2)	(0.3)	(0.3)

Other Expense, Net	0.6	0.4	0.4	0.3

Income Before Taxes	11.1	11.3	10.9	11.6

Provision for Income Taxes	4.0	4.2	3.9	4.3

Net Income	7.1%	7.1%	7.0%	7.3%

Gross Margin

      Gross margin, as a percent of sales, for the second quarter of fiscal 2001 was 37.9 percent compared to 37.4 percent in the first quarter of fiscal 2001, and 38.3 percent for the second quarter of last year. Through December 2, 2000, gross margins were 37.6 percent for fiscal 2001 compared to 38.4 percent in fiscal 2000.

      Compared to last year’s second quarter, gross margin for the second quarter of fiscal 2001 as a percent of net sales has declined 0.4 percent. This decline is due to several factors:

•	First, in the second quarter of fiscal 2001, our North American employees earned double digit incentive compensation, which represented an incremental 1.2 percent of net sales for the quarter that was not in last year’s results. One feature of our Economic Value Added (EVA) incentive system is its variability based on our performance. Therefore, in a year of improving results, a significant portion of the improvement is returned to our employees.

•	Second, our corporate-owned dealers increased their sales volume to an all-time high, which results in increased projects-in-process and inventory. The buildup of inventory since the prior year-end impacted our bottom line, as we incur certain costs of production and installation, but cannot recognize the revenue until the projects are complete.

•	Third, the strong demand for our newer products including Resolve™, other systems products and enhancements, and freestanding products, which helped fuel our top-line growth, continues to drive down our margins. In the early years, these new products typically generate lower margins. On a positive note, since the first quarter gross margins improved across all new product lines. We expect these product margins to expand further as we continue our value engineering process improvement efforts and as increased volume levels allow us to better absorb the fixed costs associated with the new product lines.

•	Fourth, as previously mentioned, the margin levels of our European subsidiaries were impacted by the weakening of the Euro in relation to the dollar and Pound Sterling for the quarter, as well as increased competition at several locations.

      These unfavorable factors were partially offset by improvements in certain material costs due to cost-savings initiatives. We also reduced temporary labor at some of our locations where we continued to improve the efficiency of our operations. We are experiencing a relatively stable pricing environment, and discounting improved as a percent of net sales by 0.4 percent when compared to the second quarter of fiscal 2000.

      For fiscal 2001, we expect gross margins to be in the range of 37.5 percent to 38.5 percent. A critical aspect of improving our margin levels is our continued focus on improving our shipment reliability, enhancing our throughput via increased productivity, and leveraging our fixed cost base.

Operating Expenses

      Operating expenses, as a percent of net sales, were 26.2 percent for the second quarter of fiscal 2001. This compares with 26.5 percent for the first quarter of fiscal 2001 and 26.6 percent for the second quarter of last year. Through December 2, 2000, operating expenses were 26.3 percent of net sales for the fiscal 2001 and 26.5 percent for fiscal 2000. As we previously committed, we continue to invest in our strategic initiatives because these are critical to achieving our long-term growth goal of 15 percent annually. We also believe these investments are critical to ensuring the company’s ability to create strong incremental value to its investors, employees and customers.

      Operating expenses increased $31.5 million for the second quarter of fiscal 2001 compared to last year. Exclusive of the variable compensation earned by our employees, the largest components of the dollar increase were in the sales channel, including product marketing and technology. As stated earlier, our expanded customer base appears to be one of the early benefits of our strategic investments. The incremental impact of the variable compensation included in operating expenses was an increase in operating expenses of 1.5 percent, as a percent of net sales, for the quarter when compared to last year.

      The cost to create new connectivity with our customers and develop and market the broad array of new products drives incremental costs, and will continue to do so for some time. We previously explained that we are dealing with a new dynamic in the area of technology investments. Previously, we invested our dollars mainly in the area of hard assets like property, plant, and equipment, with long lives and depreciation expenses incurred over many years. Today, many of the dollars we spend in the technology arena are expensed and impact the current income statement instead of the balance sheet. In addition, those expenditures that are capitalized have an average life of three to four years. Thus, our depreciation expense gets larger each year as these assets move off the balance sheet much more quickly than a building or a piece of equipment.

      We are committed to continue to lead the industry in the use of technology, and we will make the investments required to sustain our leadership. While this may result in higher operating expenses in the near term, we believe this is critical to our long-term success. This includes continued implementation of our ERP system to more locations, along with additional spending on our customer-focused technology initiatives.

      We expect operating expenses for the fiscal year to be in the range of 25.5 percent to 26.5 percent. This is due to our ongoing strategic investments. We also expect this year’s performance to generate incremental EVA that will result in variable compensation payments to all employees.

      Investments in our strategic initiatives are not expected to curtail overnight. We expect this level of spending to continue through the first part of fiscal 2002, after which we are still committed to our long-term goal of reducing operating expenses to 24.0 percent of net sales. Long-term, a portion of the improvement will come from cost containment, but the majority will be the result of leveraging our cost base as our revenue growth accelerates.

Other Income/Expenses, Net Income and Earnings per Share

      Interest expense for the second quarter of fiscal 2001 increased $1.6 million to $4.6 million when compared to the second quarter of last year, primarily as a result of higher debt levels and higher interest rates. Through December 2, 2000, interest expense was $8.2 million compared to $5.5 million for the same period last year.

      The effective tax rate for the quarter and year was 36.0 percent, compared to 37.0 percent last year. The lower tax rate is due primarily to tax saving initiatives that were implemented during fiscal 2000. We expect the tax rate to be in the range of 36.0 to 37.0 percent for fiscal 2001.

      Net income increased 28.2 percent to $42.3 million in the second quarter of fiscal 2001, compared to $33.0 million for the same period last year. For the first half of fiscal 2001, net income increased 14.8 percent to $78.3 million compared to $68.2 million for fiscal 2000.

      Earnings per share for the quarter were $0.54 versus $0.41 in the same period last year, an increase of 31.7 percent. Through December 2, 2000, earnings per share were $1.00 as compared to $0.84 for the same period last year, an increase of 19.1 percent.

Financial Condition, Liquidity, and Capital Resources

      Cash flow from operating activities was $81.1 million for the first six months of fiscal 2001 versus $76.6 million in the first six months of fiscal 2000. Cash flow from operating activities does not completely reflect the higher net income levels as November was a strong shipment month, resulting in higher receivable balances at the end of the quarter. Through December 2, 2000, we have invested $48.3 million in working capital compared with an investment in working capital of $35.5 million for the same period in fiscal 2000. Days sales in accounts receivable plus days sales in inventory (DSO) of 54.4 is up slightly compared to 53.6 days at the end of fiscal 2000, an increase of 0.8 days. The increase is primarily due to higher inventory levels at our corporate-owned dealers, as a result of the higher number of projects-in-process. DSO is down slightly from the first quarter’s DSO, which was 54.8 days.

      Capital expenditures for the first six months of fiscal 2001 were $47.2 million versus $77.8 million for the same period last year. Spending in fiscal 2001 was primarily for equipment to increase production capacity, manufacturing process enhancements, and the continued development and implementation of our electronic selling platform and new products. Capital expenditures in fiscal 2000 were for the consolidation of our Georgia manufacturing facilities and investments in our customer-focused software. We expect net capital expenditures for the year to be in the range of $120 million to $140 million.

      Total interest-bearing debt increased to $249.8 million, compared to $225.6 million at June 3, 2000. Our EBITDA to Interest Expense ratio was 21.6 for the first six months of fiscal 2001. This ratio is one of the covenants under the terms of our debt agreements, and it evaluates our ability to cover our debt service costs. Our debt agreements require this ratio to be greater than 4.0.

      During the first six months of fiscal 2001, we repurchased 2.4 million shares of common stock for $71.0 million.

      We believe that cash on hand, cash generated from operations, and our credit facilities will provide adequate liquidity to fund our operations and capital additions.

For the Year Ended June 3, 2000

Overview

      We had a record-setting year at HMI in the year ended June 3, 2000, in a number of categories, including sales, orders, backlog, and earnings per share. While all of these critical measures improved, we did not achieve our goals for sales and net income growth. Our results were impacted by three primary factors: a general industry slowdown, manufacturing inefficiencies, and the decision to continue investing in our key strategic initiatives. The decline in industry demand began to affect our order entry in the third quarter of fiscal 1999 and impacted our financial results in the first half of fiscal 2000. In addition, net income growth was restricted as a result of our strategic investments. While it would have been possible to increase earnings by reducing our strategic investments, such a decision would have delayed critical development of new products and processes that will enhance the value we deliver to customers. We believe the rapidly changing dynamics in the office furniture industry have led to a stratification of buyer attitudes we characterize as value propositions, groups of customer needs we are dedicated to serving. We also believe that creating a customer-centered business is extremely dependent upon developing customized portals and other forms of connectivity that utilize the rapidly evolving technology being deployed in the business-to-business and business-to-customer paradigms.

      To meet these challenges, companies must deploy new functionality; to be a leader, the deployment must be rapid. Over the past two years, we have made a commitment to our customers, our vendors, our business partners, and ourselves, to reinvent our industry. Completely changing how we interact with all of these groups is no small task, a fact we have recognized since we began this effort. We do believe, however, that the results will be more than worth the investment in capital, expenses, time, and even delayed earnings growth. We have already realized tangible benefits from this work, as will be evidenced throughout this discussion. Although we also faced challenges this year that were not anticipated in our initial plans, we believe we are developing holistic solutions that further enhance our value proposition approach.

      Innovation demands investment. We made substantial investments in our business during fiscal 2000. These took the form of expanded facilities and equipment, increased operating expenditures, and additional personnel. Our investments were in four primary areas: development and implementation of our customer-centered technology platform; consolidation of our Georgia, U.S., operations into a new facility; production capability enhancements; and new products. As we expected, capital expenditures increased to $135.7 million. Our operating expenses increased $34.6 million, or 7.5 percent. Our design and research expenditures increased approximately 8.7 percent. These investments are core building blocks that will enable us to implement our strategy, get connected, and change the game in the office furniture industry.

      At Herman Miller, we use EVA to measure the value we have created for our employee-owners and shareholders. We evaluate all of our business decisions using this metric, to ensure that we are applying our resources to those opportunities that create the highest return. We also use EVA as the basis for calculating our incentive compensation. Making EVA such an important part of our overall compensation structure has driven a much higher level of business literacy throughout our workforce, providing better decision-making throughout the company.

      EVA declined by $3.2 million in fiscal 2000 for several reasons we will elaborate upon throughout this discussion. Because of this decline, incentive compensation payments were reduced substantially from last year. In essence, having a percentage of our compensation vary based on EVA simulated an across-the-board pay cut of $42.6 million. Prior to the EVA implementation, we would have been forced to undergo sizeable terminations to experience the same results. Our employees obviously suffered, but our belief in the future is so strong that continuing to invest in our strategy was the most effective way we could continue to create value. In addition to the remarkable improvement in business literacy, we have derived substantial benefits from the system as a whole. We continue to believe that EVA is the best method of rewarding our employees in a manner that is consistent with the rewards we provide to our shareholders, and market research validates this perspective.

      While EVA has not predicted short-term swings in our stock price, since its implementation, our stock price has increased 285.4 percent, while EVA grew 753.4 percent. We continue to believe that there is a strong correlation between stock price and expected EVA. Therefore, we have presented a summarized calculation of our EVA for fiscal 2000, 1999, and 1998.

Calculation of Economic Value Added

	2000	1999	1998
(In Millions)
Operating income	$234.7	$224.3	$208.3

Interest expense on noncapitalized leases(1)	5.3	4.1	4.2

Goodwill amortization	2.9	3.0	6.2

Other	3.3	4.6	13.7

Increase (decrease) in reserves	1.1	(4.3)	1.3

Capitalized design and research	4.4	3.7	2.1

Adjusted operating profit	251.7	235.4	235.8

Cash taxes(2)	(91.7)	(83.6)	(90.7)

Net operating profit taxes (NOPAT)	160.0	151.8	145.1

Weighted-average capital employed(3)	693.3	551.8	606.4

Weighted-average cost of capital(4)	10.4%	11.0%	11.0%

Cost of capital	72.1	60.7	66.7

Economic Value Added	$87.9	$91.1	$78.4

(1)	Imputed interest as if the total noncancelable lease payments were capitalized.

(2)	The reported current tax provision is adjusted for the statutory tax impact of interest expense.

(3)	Total assets less non-interest-bearing liabilities plus the LIFO, doubtful accounts, and notes receivable reserves, warranty reserve, amortized goodwill, deferred taxes, and capitalized design and research expense. Design and research expense is capitalized and amortized over 5 years.

(4)	Management’s estimate of the weighted average of the minimum equity and debt returns required by the providers of capital. Reevaluated every year and adjusted when necessary to reflect the current rate environment and capital structure.

      We generated $87.9 million of EVA in fiscal 2000, compared to $91.1 million in fiscal 1999, and $78.4 million in fiscal 1998. In fiscal 2000, our EVA decreased 3.5 percent after increasing 16.2 percent in fiscal 1999.

EVA

(In Millions)

1996	$10.3

1997	$40.9

1998	$78.4

1999	$91.1

2000	$87.9

Key Drivers

Net Sales

      In fiscal 2000, our sales increased 9.7 percent, after increasing 2.8 percent in 1999, and 14.9 percent in 1998. Our goal continues to be 15 percent per annum sales growth; throughout this discussion we will identify growth drivers for the upcoming year that we believe will help us approach that level.

Net Sales

(In Millions)

1996	$1,283.9

1997	$1,495.9

1998	$1,718.6

1999	$1,766.2

2000	$1,938.0

      As discussed above, demand was soft during the first half of fiscal year 2000. This was primarily due to concerns over a possible recession and customers postponing capital spending to address Year 2000 (Y2K). Demand improved strongly in the second half of the fiscal year for two reasons: (1) corporate profits continued to be strong, which eased recession fears; and (2) pent-up demand created by Y2K was released. Additionally, our international markets were positively impacted as the economic environments where we have a presence also rebounded during the year. Each of these topics is expanded upon below.

Domestic Operations

      Our domestic sales grew 9.9 percent in fiscal year 2000, after growing 3.8 percent in fiscal year 1999, and 16.7 percent in fiscal year 1998. Excluding acquisitions and the extra week in fiscal 2000, our domestic sales increased 3.0 percent in 2000, 2.3 percent in 1999, and 15.9 percent in 1998. In fiscal year 2000, we acquired Geiger Brickel, Inc., to complement our product offerings. Our core domestic growth has been primarily driven by unit volume increases. We have not materially changed list prices in over four years. During fiscal year 2000, incremental discounts given to customers reduced our net sales by approximately $16.5 million. Changes in discounts reduced net sales in 1999 by $11.0 million and were not significant in 1998.

Domestic Sales Growth

(As a Percent)

	BIFMA	Herman Miller

1996	5.1%	16.7%

1997	10.1%	19.2%

1998	11.9%	16.7%

1999	3.1%	3.8%

2000	4.4%	9.9%

      BIFMA reported that U.S. sales grew approximately 4.4 percent in the 12 months ended May 2000, after increasing 3.1 percent in 1999, and 11.9 percent in 1998. Given that our growth has exceeded the industry’s growth, we believe we have gained market share in each of the past five years.

      We believe demand for office furniture in the U.S. is driven by three primary factors in the macro economy: corporate profits, white-collar employment, and nonresidential fixed investments. During the last three fiscal years, each of these factors improved year-over-year. Secular trends, such as the deployment of technology into work environments and new and emerging work styles, have also positively influenced demand in recent years. Over the past year, industry growth has not correlated well with these drivers. We believe the recession fears and Y2K disruption mentioned above caused this. Also, our industry has historically lagged behind changes in the macro economy by approximately six months. This is demonstrated by BIFMA’s sales growth, which was 1.1 percent during the first half of our fiscal year 2000, and 7.9 percent during the second half.

International Operations and Exports from the United States

      We are delighted with the results of our International Operations, which in fiscal year 2000, for the first time ever, generated positive EVA. This is also the third consecutive year that International Operations positively impacted consolidated results with continued growth in sales, orders, and profitability.

      Net sales of International Operations and export sales from the U.S. for the year increased 8.7 percent in fiscal year 2000 to $281.7 million, compared with $259.1 million last year, and $266.7 million in 1998. This year, our international sales have been positively impacted by improving economic conditions in the geographic areas where we have a significant presence, particularly the United Kingdom and Japan. As is the case domestically, the increases are primarily attributable to unit volume changes.

International Net Sales

(In Millions)

1996	$240.1

1997	$251.2

1998	$266.7

1999	$259.1

2000	$281.7

      Net income for fiscal year 2000 was $11.5 million, versus $8.1 million last year and $7.6 million in 1998. All regions reported net income. These positive results are primarily attributable to increased sales growth and cost-containment efforts. The 42.0 percent increase in current year profitability was the result of creating an infrastructure with sufficient capacity to provide increased throughput without substantially increasing costs, thereby providing strong operating margins on incremental sales.

Gross Margin

      Consolidated gross margin, as a percent of net sales, decreased to 37.8 percent for fiscal year 2000, compared to 38.9 percent in the prior year, and 38.2 percent in 1998. Certain expenses were reclassified as operating expenses to conform to industry reporting. We have restated all years presented to reflect this change.

Gross Margin

(As a Percent of Net Sales)

1996	34.9%

1997	36.8%

1998	38.2%

1999	38.9%

2000	37.8%

      Four primary factors are responsible for the decline in gross margin: deeper discounting, product mix shifts to newer products with lower margins, the ramp-up of new products, and manufacturing inefficiencies. These unfavorable factors were partially offset by an improvement in per-unit material costs and a reduction in our incentive compensation. These incentives are available to all employees and are tied to year-over-year improvement in EVA.

      As discussed above, during the first half of fiscal year 2000, industry demand was relatively soft. In this environment, competition was heightened as companies were willing to accept reduced pricing to utilize excess capacity. As we moved into the second half of fiscal year 2000, demand strengthened and pricing stabilized; however, it stabilized at the pricing levels we experienced during the first half of the year. As was noted above, the increased discounting reduced sales and gross margin by $16.5 million, which resulted in a 0.9 percent decrease in gross margin.

      We have invested in developing and enhancing production capabilities for several new products, most notably Q™, Passage™, and Resolve™ systems. These products are currently generating lower margins than our more established product lines. We are continuing to invest in these products to improve their manufacturability. As the impact of these investments takes hold and volume increases, we expect the margins to improve.

      We have been implementing lean manufacturing techniques throughout our operations for the past several years, and have realized substantial benefits from this work. These techniques are a process of continuous improvement that focus on the elimination of waste in all aspects of our business. To further accelerate these benefits, we are strengthening our relationship with the Toyota Supplier Support Center to develop a dedicated team whose sole function is the implementation of the Herman Miller Production System. We believe that continuation of this work will enhance our throughput and productivity, improve our cost structure, and enable us to achieve our reliability goals.

      As part of our focus on reliability, we increased our investment in working capital. Our efforts to improve our production capabilities reduced our manufacturing flow predictability for a period of time. As we worked toward reducing cycle times, the process changes we implemented caused fluctuations in production and shipping schedules. To eliminate the impact this had on customer shipments, we changed our internal scheduling to ensure that manufacturing of orders was completed to allow adequate time for staging and shipping. A result of this change is that we have significantly increased our shipment reliability, which has consistently been over 95 percent since the third quarter of fiscal year 2000. While the change in internal scheduling led to a slight increase in our working capital, we believe it is the right answer for our customers. At the end of fiscal year 2000, the days sales outstanding in the sum of our accounts receivable and inventory had increased to 53.6 days, compared to 52.5 days and 56.2 days at the end of 1999 and 1998, respectively. As you can see, we have maintained a large portion of the gains realized in previous years. These improvements are the result of faster cycle times, improved connectivity with our vendors, and eliminating steps in the physical distribution process. We expect that continued increases in throughput will further improve this turnover rate during fiscal 2001.

      To support our customer-focused vision, we require absolute reliability from our supply base. Our operation is very strongly aligned with our suppliers, and as we increase our customers’ expectations regarding speed and reliability, providing suppliers with accurate, real-time information becomes essential. The work to accomplish these objectives is proceeding on several fronts, with the primary focus on technologically enabling the process, which we believe is the only way to be cost competitive while attaining the new, required levels of performance. We have developed internet-based capabilities for selected suppliers on a customized web site, allowing them to have the latest material requirements whenever they want them. During fiscal 2000, over 23 percent of our material requirements were filled utilizing this capability.

      Raw material purchases represent 64.5 percent of our cost of goods sold. By keeping our vertical integration to a strategically determined level, we are better able to increase the variability of our cost structure. We are also able to utilize the capabilities of our supply base to their fullest extent, which provides greater flexibility in selecting new materials and processes in the research, design, and development of new products. As we have invested in our supplier relationships, both technologically and developmentally, our suppliers have reciprocated by partnering with us, sharing both their expertise and cost savings created. Our material cost improved by approximately $17 million in 2000 and $10 million in 1999 as a direct result.

      Over the past year, we have continued the implementation of our Enterprise Resource Planning (ERP) system in most of our U.S. operations. Our internal expertise is developed to the point that we have been able to nearly eliminate the need for external consulting resources, dramatically reducing the ongoing implementation cost. We now have six West Michigan manufacturing sites implemented on the new system with minimal, if any, disruption to the operations. We have also focused on improving our reliability and quality while reducing lead times. We believe this focus has paid off, making us a leader in the industry and exceeding customer expectations, as our implementation has provided faster and more accurate data regarding the operations and material planning needs. Our previous estimate for the total project cost of $100 million has not changed. We expect to implement the new system at the majority of our manufacturing sites over the next 12 months.

      During fiscal 2001, we expect gross margins to remain in the range of 37.5 to 38.5 percent of net sales. Continued productivity improvements and material cost reductions will be offset, to some degree, by additional discounting and the resumption of incentive compensation payments to North American employees.

Operating Expenses

      During the past two years, we invested heavily in two primary areas: technology and new products. We believe that leadership in the office furniture industry will be determined by those organizations that provide high-speed, seamless, on-demand communication throughout the value chain that begins and ends with the customer. Further, these tools must be customized into a specific business model that fits the individual customer’s needs, not be “one size fits all.” We have developed four distinct value propositions, which are tailored to types of customers based on how those customers perceive value. In each of these models, customization opportunities are available to further enhance the customer’s experience. Central to all of these capabilities, however, is our understanding of customers’ expectations based on their input. It is important to note that customers have ready access to any of the tools deployed throughout the suite of competencies and methods that compose our value propositions.

      Essentially, customers can select the means by which they communicate with us, across a spectrum of interaction levels and contact points that range from placing orders through our online store at www.hermanmiller.com, utilization of a custom-designed web site, or engaging our design team to implement a fully realized environment.

      As we stated in the overview, creating real value for customers also relies heavily on the product offering. Over the years, we have continually led the office furniture industry in product and business design innovation. During fiscal 2000 we renewed our commitment to developing leading-edge products that, by their nature, enhance work environment productivity. This was demonstrated by the product offering displayed in our showroom at the industry’s annual tradeshow, NeoCon, which won the Grand Award for best showroom in year 2000.

      The other area of incremental expenditure was design and research. Design and research costs, excluding royalty payments, were $35.1 million in fiscal year 2000, compared to $33.4 million in 1999, and $29.0 million in 1998. Royalty payments to designers of our products are not included in research and development costs, since such payments are considered to be a variable cost of the product. As a percentage of net sales, research and development costs were 1.8 percent in 2000, 1.9 percent in 1999, and 1.7 percent in 1998. As discussed earlier, new product design and development has been, and continues to be, one of our core values. The increased expenditures are directly related to the increased number of new products introduced and currently in development. Also, several products moved from development to commercialization, driving marketing costs.

      The market response to our new products has been exceptional. In particular, our award-winning Resolve™ system has made a significant impact on customers’ perceptions about office environments and how they impact a company’s image and culture. We introduced Resolve™ at NeoCon in June of 1999, where it won a best-of-show gold award. During fiscal 2000, we focused on establishing production and commercializing this product. In June of 2000, the Resolve™ system became available for unrestricted order entry. Although it is still quite early for Resolve™, we believe that it will set a new reference point for office furniture environments in its flexibility, approach to privacy, cost, and presentation and utilization of space.

      In addition to these areas, we had incremental operating expenses from acquisitions completed during fiscal 2000, 1999, and 1998, and increases in wages and benefits for the existing work force of approximately 3 percent.

      The improvement in our operating expense ratio — to 25.7 percent in fiscal year 2000 as compared to 26.2 percent in 1999 — was primarily due to reduced variable incentive compensation payments, which responded to the decline in EVA. Once again, we restated all years for reclassification of certain expenses from cost of goods sold.

Operating Expenses

(As a Percent of Net Sales)

1996	27.7%

1997	27.1%

1998	26.1%

1999	26.2%

2000	25.7%

      Our long-term goal is to reduce operating expenses to 24 percent. However, we expect this ratio may increase slightly in fiscal year 2001. As is the case in gross margin, continued improvements and leveraging of the cost structure will be offset by increases for incentive compensation payments. While we are diligently pursuing initiatives to further improve our cost structure, we will improve this ratio primarily by increasing sales at a higher rate than costs.

      Our operating expense improvement trend has slowed over the past two years. As we have discussed, the deployment of technology has been and will continue to be a key focus for us. To support this work, we have increased the size and expertise of our information technology staff. In fiscal year 2000, the team was focused on implementing our new ERP system and upgrading our information technology infrastructure. We expect our information technology costs to remain consistent with fiscal 2000 levels for the foreseeable future. We believe that most companies who lead their industry also lead in the deployment of technology. Our investments in both our ERP platform and customer-focused sales capabilities will continue to be primary drivers of our cost structure. This is due both to the ever-increasing importance of these investments as well as the rapidity with which they change. Historically, capital investments were amortized over an extended period of time. In the new, technology-driven business model, however, capital investments impact the income statement much more quickly, driving higher expense levels and greater needs for renewed assets.

Operating Income

      The decline in gross margin was partially offset by the reduction in the operating expense ratio, resulting in a slight decline in operating margin. As a percent of sales, operating income declined to 12.1 percent in fiscal year 2000 from 12.7 percent in 1999, and was consistent with the 12.1 percent in 1998.

Operating Income

(As a Percent of Net Sales)

1996	7.1%

1997	9.7%

1998	12.1%

1999	12.7%

2000	12.1%

Other Expenses and Income

      Other expense was $12.9 million in fiscal year 2000, while in 1999 we generated other income of $5.6 million. The change is primarily attributable to increased debt and the impact of nonproductive asset disposals. We have discussed how we are investing in the business. We are also optimizing our capital structure with an appropriate mix of debt and equity capital by continuing our share repurchase program. To fund these and other investments, interest-bearing debt has increased, driving interest expense to $13.4 million, as compared to $7.3 million last year. At the end of fiscal 2000, interest-bearing debt was $225.6 million, an increase of $78.0 million from fiscal 1999.

      We disposed of several nonproductive assets in fiscal year 2000, which generated a pre-tax loss of $5.0 million for the year. Fiscal year 1999 results included gains on the sales of our sites in Grandville, Michigan, and Roswell, Georgia, as well as excess land in Chippenham, U.K. In total, these disposals contributed a net $6.9 million pre-tax gain to prior year’s results.

Income Taxes

      Our effective tax rate was 37.0 percent in fiscal year 2000, compared to 38.3 percent and 38.8 percent in 1999 and 1998, respectively. The lower tax rate is due to lower state taxes, international tax benefits, and other initiatives. We expect the effective tax rate for fiscal 2001 to be in the range of 36.0 to 37.0 percent.

Liquidity and Capital Resources

      Our cash flow from operations decreased 1.7 percent in fiscal year 2000, to $202.1 million, from last year’s $205.6 million. The decrease from last year was due to an increased working capital investment of $20.1 million. As noted earlier, the working capital increase was due in part to manufacturing inefficiencies. Days sales outstanding in the total of accounts receivable and inventory increased 1.1 days. During the fourth quarter, we were able to reduce the level of investment as shipment velocity, coupled with operational improvements, improved our turnover rate.

Cash Flow from Operating Activities

(In Millions)

1996	$124.5

1997	$218.2

1998	$268.7

1999	$205.6

2000	$202.1

      Fiscal 2000 capital expenditures were primarily for investments in our customer-centered selling technology platform, new facilities, construction of the new plant in Georgia, and equipment for operational enhancements to expand capacity. At the end of the fiscal year, $16.3 million of capital was committed for future expenditures.

      During 1999, we completed the sale of our manufacturing site and excess land in Roswell, Georgia, a building in Grandville, Michigan, and excess land in the United Kingdom. Total proceeds from the sale of these properties were $26.0 million. The Grandville site is no longer needed and will not be replaced. The Georgia facility was replaced by a new facility that was completed in fiscal year 2000. The new facility enabled us to consolidate the operations performed at our Roswell site with operations performed at two leased locations, thus lowering our total operating costs and providing increased capacity.

      We expect capital expenditures, net of redeployments, will be between $120 million and $140 million in 2001. The largest planned expenditures will be for continued development of our e-business initiatives and manufacturing capabilities to support product lines that will drive our growth in the upcoming year.

      In 2000, we acquired Geiger Brickel, Inc., a manufacturer of wood casegood products. Included in this purchase was a Geiger Brickel sales office in the United Kingdom. We also acquired a privately owned North American dealer as part of our service strategy. These organizations were acquired for approximately $8.7 million and 1,312,187 shares of our stock. We expect to invest between $10 million and $20 million in acquiring additional local and regional service operations in 2001. In addition, we will continue to investigate acquisitions and alliances to fill strategically identified gaps in our product offering.

      At the end of fiscal year 2000, we continued to have a high level of cash and cash equivalents. We intend to utilize our available cash to partially fund the repurchase of our stock, acquisitions, and future capital expenditures.

      During the fourth quarter of fiscal 2000, we completed a $300 million shelf registration. The shelf registration provides us with flexibility as potential new financing needs arise. Our available credit, combined with our existing cash and expected cash flow, is adequate to fund our day to day operations, strategic investments, and share repurchases.

      In 1999, we renegotiated the covenants on existing debt and obtained a new $300 million unsecured revolving credit facility. Going forward, our capital structure will be managed based on one overriding tenet: We will maintain the financial strength and flexibility that would enable our debt to be rated investment grade, including the maintenance of a minimum EBITDA-to-interest expense ratio and a maximum debt-to-EBITDA ratio. (EBITDA stands for Earnings Before Interest Expense, Taxes, Depreciation, and Amortization.)

Common Stock Transactions

(In Millions, Except Share and Per Share Data)

	2000	1999	1998

Shares acquired	3,734,623	8,379,444	5,222,361

Cost of shares acquired	$90.1	$167.5	$202.0

Cost per share acquired	$24.12	$19.99	$38.68

Shares issued	2,227,154	958,347	1,347,483

Price per share issued	$21.75	$16.18	$21.23

Cash dividends	$11.5	$12.2	$13.5

Dividends per share	$.15	$.15	$.15

      The Board of Directors first authorized the company to repurchase its common stock in 1984, and has periodically renewed its authorization. During fiscal year 2000, we repurchased 3.3 million shares of our common stock for $79.7 million under the Board-approved stock repurchase program. Over the past five years, we have repurchased 29,474,478 shares of common stock for $548.3 million, adjusted for stock splits in fiscal 1998 and 1997. This represents approximately 29.7 percent of the common shares outstanding at the end of 1995. Management and the Board of Directors believe the share repurchase program is an excellent means of returning value to our shareholders and preventing dilution from employee-ownership programs. In September 1999, our Board of Directors approved an additional $50 million, and in July 2000, they approved an additional $100 million to be used for share repurchases.

Total Cash Returned to Shareholders

(In Millions)

1996	$38.1

1997	$110.4

1998	$215.5

1999	$179.7

2000	$101.6

Contingencies

      The company, for a number of years, has sold various products to the United States Government under General Services Administration (GSA) multiple award schedule contracts. The GSA is permitted to audit our compliance with the GSA contracts. At any point in time, a number of GSA audits are either scheduled or in progress. Management had been notified that the GSA referred an audit of the company to the Department of Justice for consideration of a potential civil False Claims Act case. In the second quarter of fiscal 2000, the Justice Department informed the company that the audit has been returned to the GSA without the filing of a civil False Claims Act case. Management does not expect resolution of the audits to have a material adverse effect on our consolidated financial statements.

      We are not aware of any other litigation or threatened litigation that would have a material impact on our consolidated financial statements.

BUSINESS

HMI

      Our principal business consists of the research, design, development, manufacture, and sale of office furniture and related products and services. Our products are sold primarily to and through independent contract office furniture dealers. Through research, we seek to define and clarify customer needs and problems existing in our markets and to respond by design and innovation, where appropriate and feasible, with products, systems, and service solutions, which address these customer needs. Ultimately, we seek to assist our customers in creating great places to work. Our furniture systems, seating, storage, and freestanding furniture products and related services are used in:

•	office/institutional environments, including office and related conference, lobby, and lounge areas, and general public areas, including transportation terminals;

•	small office and home office (SOHO) settings; and

•	other non-office environments such as clinical, industrial, and educational laboratories.

      Most of these systems and products are coordinated in design so that they may be used both together and interchangeably.

      We are a leader in design and development of furniture and furniture systems. This leadership is exemplified by the innovative concepts introduced by us in modular systems known as Action Office™, Ethospace™, and Resolve™. Action Office™, our series of three freestanding office partition and furnishing systems, is believed to be the first such system to be introduced and nationally marketed and as such popularized the “open plan” approach to office space utilization. Ethospace™ interiors is a system of moveable full- and partial-height walls, with panels and individual wall segments that interchangeably attach to wall framework. It includes wall-attached work surfaces and storage/ display units, electrical distribution, lighting, organizing tools, and freestanding components. Resolve™, our newest product line, is a more flexible systems solution that is based on 120 degree angles around a steel pole and uses fabric screens and canopies for office definition. We also offer a broad array of seating (including Aeron™, Equa™, Ergon™, Ambi™, and Reaction™ office chairs), storage (including Meridian™ filing products), wooden casegoods (including Geiger™ products), and freestanding furniture products (including Passage™).

      Our products are marketed worldwide by our own sales staff, our owned dealer network, independent dealers, as well as through the Internet. Our sales persons work with dealers, the design and architectural community, as well as directly with end users. Identifying and developing the various distribution channels within the marketplace is a major focus. Independent dealerships concentrate on the sale of our products and a few complementary product lines of other manufacturers. Approximately 71 percent of our sales in the fiscal year ended June 3, 2000, were made to or through independent dealers. The remaining sales (29 percent) were made directly to end-users, including federal, state, and local governments, and several major corporations, by either our own sales staff or our owned dealer network.

      We are also a recognized leader within our industry for the use, development, and integration of customer-centered technologies that enhance the reliability, speed, and efficiency of our operations. This includes proprietary sales tools, interior design, and product specification software, order entry and manufacturing scheduling and production systems, and direct connectivity to our suppliers.

Raw Materials

      Our manufacturing materials are available from a significant number of sources within the United States, Canada, Europe, and Asia. To date, we have not experienced any difficulties in obtaining raw materials. The raw materials used are not unique to the industry nor are they rare.

Patents, Trademarks, Licenses, Etc.

      We have approximately 139 active United States utility patents on various components used in our products and approximately 104 active United States design patents. Many of the inventions covered by the United States patents also have been patented in a number of foreign countries. Various trademarks, including the name and style “Herman Miller,” and the “Herman Miller Symbol” trademark, are registered in the United States and many foreign countries. We do not believe that any material part of our business is dependent on the continued availability of any one or all of our patents or trademarks, or that our business would be materially adversely affected by the loss of any thereof, except the “Herman Miller,” “Action Office,” “Aeron,” “Ambi,” “Ergon,” “Equa,” “Ethospace,” “Meridian,” “1:1,” “Passage,” “Prospects,” “Q,” “Resolve,” “SQA,” “Geiger,” (and “Herman Miller Symbol”) trademarks.

Customer Base

      No single dealer accounted for more than 3.7 percent of our net sales in the fiscal year ended June 3, 2000. For fiscal 2000, the largest single end-user customer accounted for approximately 7.3 percent of our net sales with the 10 largest of such customers accounting for approximately 16.4 percent of our sales. We do not believe that our business is dependent on any single or small number of customers, the loss of which would have a material adverse effect upon us.

Backlog of Orders

      As of December 2, 2000, backlog of unfilled orders was $334.5 million. At June 3, 2000, backlog totaled $283.7 million. Many orders received by us are filled from existing raw material inventories and are reflected in the backlog for only a short period while other orders specify delayed shipments and are carried in the backlog for up to one year. Accordingly, the amount of the backlog at any particular time is not necessarily indicative of the level of net sales for a particular succeeding period.

Government Contracts

      Other than standard price reduction and other provisions contained in contracts with the United States government, we do not believe that any significant portion of our business is subject to material renegotiation of profits or termination of contracts or subcontracts at the election of various government entities.

Competition

      All aspects of our business are highly competitive. The principal methods of competition utilized by us include design, product and service quality, speed of delivery, and product pricing. We believe that we are the second largest office furniture manufacturer in the world. However, in several of the markets served by us, we compete with over 400 smaller companies and with several manufacturers that have significantly greater resources and sales. The price environment remained relatively stable from 1997 through 2000.

Research, Design, and Development

      One of our competitive strengths is our research, design, and development programs. Accordingly, we believe that our research and design activities are of significant importance. Through research, we seek to define and clarify customer needs and problems and to design, through innovation where feasible and appropriate, products and services as solutions to these customer needs and problems. We utilize both internal and independent research and design resources. Exclusive of royalty payments, approximately $35.1 million, $33.4 million, and $29.0 million was spent by us on design and research activities in fiscal years 2000, 1999, and 1998, respectively. Royalties are paid to designers of our products as the products are sold and are not included in research and development costs as they are variable based on product sales.

Environmental Matters

      We do not believe, based on current facts known to management, that existing environmental laws and regulations have had or will have any material effect upon our capital expenditures, earnings, or competitive position. Further, we continue to rigorously reduce, recycle, and reuse the solid wastes generated by our manufacturing processes. Our accomplishments and these efforts have been widely recognized.

Human Resources

      We consider our human resources to be another of our major competitive strengths. We stress individual employee participation and incentives and believe that this emphasis has helped to attract and retain a capable work force. We have a human resources group to provide employee recruitment, education, and development, and compensation planning and counseling. There have been no work stoppages or labor disputes in our history, and we consider our relations with our employees to be good. Approximately 551 of our employees are represented by collective bargaining agents, most of whom are employees of our Integrated Metal Technology, Inc. and Herman Miller, Limited (U.K.) subsidiaries. As such, these subsidiaries are parties to collective bargaining agreements with these employees.

      As of June 3, 2000, we employed 9,868 full-time and 383 part-time employees, representing a 20.6 percent increase in full-time employees and a 3.5 percent increase in part-time employees compared with May 29, 1999. In addition to our employee work force, we use purchased labor to meet uneven demand in our manufacturing operations.

Strategy

      Our competitive strategy is based on our ability to maintain and grow market share with our traditional customers in the office furniture industry. We also seek to expand our market by reaching out to new customers, which include small and emerging businesses. To be successful, we believe we must continue to define and clarify customer needs and problems, and provide products, systems, and services as solutions for our traditional customers and our newly targeted customers.

DESCRIPTION OF NOTES

       The following description of the debt securities, or Notes, supplements and, to the extent inconsistent, replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

      We will issue the Notes under a Trust Indenture between us and Bank One Trust Company, N.A., as Note Trustee. We have summarized select portions of the Indenture below. The Notes will constitute a series of Notes described in the accompanying prospectus. Capitalized terms not otherwise defined herein have the meanings given to them in the accompanying prospectus or the Indenture.

Terms of the Notes

      The Notes:

•	will mature on March 15, 2011; and

•	will bear interest at a rate of 7 1/8% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months).

      The Notes will bear interest from the issue date of the Notes, payable on March 15 and September 15 of each year, commencing September 15, 2001, to the persons in whose names the Notes are registered on the last day of the previous February and August, respectively. The Notes will be senior unsecured obligations of ours and will be issued in minimum denominations of $1,000 and multiples of $1,000.

      We will act as paying agent for the Notes. We will pay principal and interest on the Notes, register the transfer of the Notes, and exchange the Notes at our office or agency maintained for that purpose, which initially will be the corporate trust office of the Note Trustee located at One North State Street, 9th Floor, Chicago, Illinois 60602.

      We may, without the consent of any existing holders of the Notes, issue additional Notes having the same ranking and the same interest rate, maturity and other terms as the Notes offered hereby. Any additional debt securities having such similar terms, together with the Notes offered hereby, will constitute a single series of debt securities under the Indenture. The Notes are not subject to redemption or repurchase by us at the option of the holders.

Optional Redemption

      The Notes are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes then outstanding, or

•	the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points, as calculated by an Independent Investment Banker plus, in either of the above cases, accrued and unpaid interest thereon to the date of redemption.

      “Adjusted Treasury Rate” means, with respect to any date of redemption:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical releases designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date of redemption.

      The Adjusted Treasury Rate is calculated on the third business day preceding the date of redemption.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities (“Remaining Life”).

      “Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for such date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

      “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

      “Reference Treasury Dealer” means:

•	each of Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, Banc One Capital Markets, Inc., First Union Securities, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Securities, Inc., and McDonald Investments Inc., A KeyCorp Company, and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer; and

•	any other Primary Treasury Dealer selected by us.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the

Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such date of redemption.

      We will mail a notice of redemption at least 30 days but not more than 60 days before the date of redemption to each holder of Notes to be redeemed. If we elect to partially redeem the Notes, the trustee will select in a fair and appropriate manner the Notes to be redeemed.

      Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes or portions thereof called for redemption.

UNDERWRITING

       Under the terms and subject to the conditions contained in the underwriting agreement, dated March 1, 2001, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the Notes set forth opposite their respective names below:

Principal Amount
Name	of Notes

Banc of America Securities LLC	$65,450,000

Morgan Stanley & Co. Incorporated	65,450,000

Banc One Capital Markets, Inc.	9,625,000

First Union Securities, Inc.	9,625,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	9,625,000

Wachovia Securities, Inc.	9,625,000

McDonald Investments Inc., A KeyCorp Company	5,600,000

Total	$175,000,000

      Banc of America Securities LLC and Morgan Stanley & Co. Incorporated are acting as joint book-running managers in connection with the offering of the Notes.

      The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the Notes if any are taken.

      The underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .40% of the principal amount of the Notes. Any underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed .25% of the principal amount of the Notes. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the underwriters.

      We do not intend to apply for listing of the Notes on a national securities exchange, but have been advised by the underwriters that they intend to make a market in the Notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of, or the trading market for, the Notes.

      In order to facilitate the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the underwriters may bid for, and purchase, the Notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the offering, if they repurchase previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the Notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments which the underwriters may be required to make in respect thereof.

      Affiliates of each of Banc of America Securities LLC, Banc One Capital Markets, Inc., First Union Securities, Inc., McDonald Investments Inc., A KeyCorp Company, and Wachovia Securities, Inc. are lenders under our revolving credit facility and, as such, will receive proceeds from this offering. Accordingly, this offering is being conducted in compliance with the provisions of Rule 2710(c)(8) of the National Association of Securities Dealers.

      Certain of the underwriters and their respective affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for HMI in the ordinary course of business.

LEGAL MATTERS

       Varnum, Riddering, Schmidt & Howlett LLP will issue opinions about certain legal matters with respect to the Notes for HMI. Sidley & Austin will issue an opinion about certain legal matters with respect to the Notes for the underwriters.

EXPERTS

       The audited consolidated financial statements and schedules incorporated by reference in the registration statement of which this prospectus supplement is a part have been audited by Arthur Andersen, LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of such firm as experts in giving said reports.

PROSPECTUS

$300,000,000

Herman Miller, Inc.

Debt Securities

We may offer debt securities from time to time. The specific terms of the debt securities offered will be included in a supplement to this prospectus. The prospectus supplement will also describe the manner in which the debt securities will be offered.

We urge you to read this prospectus and the accompanying prospectus supplement which will describe the specific terms of the debt securities carefully before you make your investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is March 1, 2001

      You should rely only on the information contained or incorporated by reference in this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus and the accompanying prospectus supplement. We are offering to sell the debt securities, and seeking offers to buy the debt securities, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and the accompanying prospectus supplement is accurate only as of the date of this prospectus and the date of the accompanying prospectus supplement, regardless of the time of delivery of this prospectus or prospectus supplement or any sale of the debt securities. In this prospectus and the accompanying prospectus supplement, “HMI,” “we,” “us,” and “our” refer to Herman Miller, Inc.

i

ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, we may sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of proceeds of $300,000,000. This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update, or change information contained in the prospectus. You should read this prospectus and any prospectus supplement together with additional information described under the heading, “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

       HMI files annual, quarterly and special reports, proxy statements and other information with the SEC. Its SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document HMI files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. HMI maintains a website at http://www.hermanmiller.com, which contains information concerning HMI and its affiliates. The information contained at HMI’s website is not incorporated in this prospectus by reference and it should not be considered a part of this prospectus.

      This prospectus is part of a registration statement filed with the SEC by HMI. The full registration statement can be obtained from the SEC as indicated above, or from HMI.

      The SEC allows HMI to “incorporate by reference” the information it files with them, which means that HMI can disclose important information to you by referring you to those documents. Any information referenced this way is considered an important part of this prospectus, and information that HMI files later with the SEC will automatically update and supersede that information. HMI incorporates by reference its:

      •  Annual Report on Form 10-K for the fiscal year ended June 3, 2000;

      •  Proxy Statement for the October 3, 2000 Annual Shareholders’ Meeting;

      •  Quarterly Report on Form 10-Q for the quarter ended September 2, 2000;

      •  Quarterly Report on Form 10-Q for the quarter ended December 2, 2000; and

      •  Current Report on Form 8-K dated February 21, 2001;

each of which has been filed with the SEC and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until it terminates this offering by filing a post-effective amendment which indicates the termination of this offering of the securities made by this prospectus.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Robert Dentzman, Treasurer and Vice President of Investor Relations

Herman Miller, Inc.
855 East Main Avenue
Zeeland, Michigan 49464-0302
Telephone: (616) 654-3000

      Any statement contained in a document incorporated by reference or considered to be incorporated by reference in this registration statement shall be considered to be modified or superseded for purposes of this registration statement to the extent a statement contained in this registration statement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute part of this prospectus.

FORWARD-LOOKING STATEMENTS

       Some statements contained in this document or incorporated by reference in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Some factors could cause actual results to differ materially from those in the forward-looking statements. Factors that might cause such a material difference include, but are not limited to:

•	changes in the general economic climate,

•	economic conditions which affect buying patterns of HMI’s customers,

•	HMI’s ability to define and clarify customer needs and problems and to design solutions to such problems,

•	continued availability of capital and financing,

•	interest rate fluctuations,

•	HMI’s ability to improve operations and realize cost savings,

•	future profitability of acquired companies, and

•	competitive and other factors affecting business beyond HMI’s control.

THE COMPANY

       Herman Miller, Inc.’s principal business consists of the research, design, development, manufacture, and sale of office furniture and related products and services. Our products are sold primarily to and through independent contract office furniture dealers. Through research, HMI seeks to define and clarify customer needs and problems existing in its markets and to respond by design and innovation, where appropriate and feasible, with products, systems, and service solutions, which address these customer needs. Ultimately, we seek to assist our customers in creating great places to work. HMI’s furniture systems, seating, storage, and freestanding furniture products, and related services are used in:

•	office/institutional environments including offices and related conference, lobby and lounge areas, and general public areas including transportation terminals;

•	small office and home office (SOHO) settings; and

•	other non-office environments such as clinical, industrial, and educational laboratories.

      Most of these systems and products are coordinated in design so that they may be used both together and interchangeably.

      HMI was incorporated in Michigan in 1905. One of HMI’s major plants and its corporate offices are located at 855 East Main Avenue, Zeeland, Michigan, 49464-0302, and its telephone number is (616) 654-3000.

USE OF PROCEEDS

       Unless otherwise specified in a prospectus supplement, HMI intends to use the net proceeds of any securities sold for the repayment of outstanding debt and for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

       HMI’s ratio of earnings to fixed charges were as follows for the respective periods indicated:

	Six Months Ended		Year Ended

	December 2,	December 4,	June 3,	May 29,	May 30,	May 31,	June 1,
	2000	1999	2000	1999	1998	1997	1996

Ratio of Earnings to Fixed Charges	9.43	11.46	14.63	25.51	22.29	13.08	8.27

      In computing the ratio of earnings to fixed charges:

•	earnings consist of income from continued operations before income taxes and fixed charges (exclusive of the effects of capitalized interest); and

•	fixed charges consist of interest expense, capitalized interest, amortization of debt expense and the estimated interest portion of rents.

DESCRIPTION OF DEBT SECURITIES

       This prospectus contains a summary of the debt securities. This summary is not meant to be a complete description of the debt securities. This prospectus, however, and the accompanying prospectus supplement, contain the material terms and conditions for the debt securities.

      Debt securities in one or more series will be issued under a Trust Indenture (the “Indenture”) to be entered into between HMI and the Trustee named in the Indenture (the “Note Trustee”). Particular series of debt securities will be authorized under supplements to the Indenture, or as otherwise permitted under the Indenture. The Indenture will be qualified under the Trust Indenture Act.

      The following description sets forth some general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities of any series offered by any prospectus supplement, and the extent, if any, to which such general provisions may not apply to the debt securities of the series so offered, will be described in the prospectus supplement relating to such series. For more information, please refer to the Indenture. Capitalized terms used in this prospectus that are not defined will have the meanings given them in the Indenture.

      The following summaries of some material provisions of the debt securities and the Indenture are subject to, and qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions in this registration statement of some terms.

General

      Each prospectus supplement will describe the following terms relating to a series of debt securities:

•	The designation of the series;

•	Any limit upon the aggregate principal amount of the debt securities of the series to be issued;

•	The maturity date(s) of the debt securities of the series;

•	The annual interest rate(s) or the method for determining the rate(s) and the date interest will begin to accrue on the debt securities of the series, the dates interest will be payable, and the regular record dates for interest payment dates or the method for determining the dates;

•	The date, if any, after which, and the prices at which the debt securities of the series may, pursuant to any optional redemption provisions, be redeemed at HMI’s option, and other related terms and provisions;

•	The dates, if any, on which and the prices at which HMI is obligated to redeem, or at the holder’s option to purchase, debt securities of the series and other related terms and provisions;

•	Any covenants with respect to the debt securities of a series which are different from the covenants contained in the Indenture, and the terms pursuant to which such covenants are subject to defeasance; and

•	Any other terms (which terms shall not be inconsistent with the Indenture) of debt securities of the series.

      The debt securities of a series may be issued as original issue discount notes. An original issue discount note is a note, including any zero-coupon note, which is issued at a price lower than the amount payable upon its stated maturity and provides that upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity shall become due and payable. The United States federal income tax considerations applicable to debt securities sold at an original issue discount will be described in the applicable prospectus supplement.

      The Indenture does not limit the aggregate principal amount of debt securities that may be issued from time to time in series.

      HMI may, without the consent of holders of the debt securities, issue additional debt securities having the same ranking and same interest rate, maturity, and other terms as the debt securities. Unless otherwise described in a prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series.

Form, Exchange and Transfer

      The debt securities of each series will be issuable only in fully-registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The Indenture provides that debt securities of any series shall be issuable in temporary or permanent global form as book-entry notes that will be deposited with or on behalf of The Depository Trust Company (the “depositary”) or a successor depositary named by HMI.

      At the option of the holders, subject to the terms of the Indenture and certain limitations applicable to global notes described below, debt securities of any series will be exchangeable for other debt securities of the same series in any authorized denominations and of like tenor and aggregate principal amount.

      Subject to the terms of the Indenture and certain limitations applicable to global notes described below, debt securities may be presented for exchange or for registration of transfer (duly endorsed or with a form of transfer endorsed thereon duly executed if so required by HMI or the Registrar) at the office of the Registrar or at the office of any transfer agent designated by HMI for that purpose. No service charge will be made for any registration of transfer or exchange, but HMI may require payment of any taxes or other governmental charges. The Registrar and any transfer agent (in addition to the Registrar) initially designated by HMI for the debt securities of each series will be named in the applicable prospectus supplement. HMI may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve the change in the office through which any transfer agent acts, except that HMI will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

      If debt securities of any series are to be redeemed, HMI will not be required to:

•	issue, register the transfer of, or exchange any debt security of that series during a period beginning at the opening of business 15 days before the date of mailing of a notice of redemption of any such debt security that may be selected for redemption and ending at the close of business on the day of such mailing; or

•	register the transfer of or exchange any debt security so selected for redemption, in whole or in part, except the unredeemed portion of any such debt security being redeemed in part.

Global Notes

      The debt securities of each series will be represented by one or more global notes that will be deposited with, or on behalf of, the depositary and registered in the name of Cede & Co., the nominee of the depositary.

      When the global notes are issued, the depositary for the global notes or its nominee will credit the accounts of persons holding interests in the global notes with the respective principal or face amounts of the book-entry debt securities, represented by the global notes. Ownership of beneficial interests in the global notes will be limited to participants and to persons that may hold interests through institutions known as “participants” that have accounts with the depositary. Ownership of beneficial interests by participants in the global notes will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for the global notes. Ownership of beneficial interests in the global notes by persons that hold through a participant will be shown on, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant.

      The total amount of any principal and interest due on any global note on any interest payment date or at maturity will be made available to the Note Trustee on that date. As soon as possible after that date, the Note Trustee will make the payments to the depositary. Neither HMI, the Note Trustee, nor any paying agent will have any responsibility or liability for any aspect of the depositary’s records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of the depositary’s records relating to the beneficial ownership interests.

      HMI has been advised by the depositary that upon receipt of any payment of principal of or interest on the global notes, the depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of the depositary. The accounts to be credited will be designated by the soliciting agent or, to the extent that the debt securities are offered and sold directly, by HMI. Payments by participants to owners of beneficial interests in the global notes held through these participants will be governed by standing instructions and customary practices, as is now the case with notes held for customer accounts registered in “street name” and will be the sole responsibility of these participants.

      The global notes may not be transferred except as a whole by a nominee among the depositary, and its nominees and successors. In any of these cases below, the global notes of a series are exchangeable for definitive debt securities of that series in registered form, bearing interest at the same rate, having the same date of issuance, maturity and other terms and of differing denominations aggregating a like amount, only if:

•	the depositary notifies HMI that it is unwilling or unable to continue as depositary for the global notes or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by HMI within ninety (90) days; or

•	HMI in its sole discretion determines that the global notes will be exchangeable for definitive debt securities in registered form.

      If issued, the definitive debt securities will be registered in the names of the owners of the beneficial interests in the global notes as provided by the depositary’s relevant participants as identified by the depositary holding the global notes. Except as described in this paragraph, the global notes are not exchangeable, except for global notes of like denominations to be registered in the name of the depositary or its nominee.

      As long as the depositary for the global notes, or its nominee, is the registered owner of the global notes, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the global notes for the purposes of receiving payment on the debt securities, receiving notices and for all other purposes under the Indenture and the debt securities. Except as provided above, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the Indenture.

      Accordingly, each person owning a beneficial interest in the global notes must rely on the procedures of the depositary and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that some types of purchasers of notes take physical delivery of the notes in definitive form. The limits and laws described in this paragraph may impair the ability to transfer beneficial interests in the global notes.

      HMI understands that under existing industry practices, if HMI requests any action of holders or if an owner of a beneficial interest in a global note desires to give or take any action which a holder is entitled to give or take under the Indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take that action and the participants would authorize beneficial owners owning through these participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

      The depositary has advised HMI that it is:

•	a limited-purpose trust company under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

The depositary was created to hold securities of its participating organizations (“participants”) and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depositary. Access to the depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the depositary only through participants.

Payment and Paying Agents

      Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any debt security on any interest payment date will be made to the Person in whose name such debt security is registered at the close of business on the regular record date for such interest.

      Principal of, and any premium and interest on, any debt security of a particular series will be payable at the office of the paying agents designated by HMI, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. The Person(s) designated in such prospectus supplement as paying agents (which Person(s) may include HMI) will serve as paying agent(s) for payments with respect to the debt securities of such series. HMI will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

      All monies paid by HMI to a paying agent or the Note Trustee for the payment of the principal of, or any premium or interest on, any debt security which remains unclaimed at the end of two years after that principal, premium or interest has become due and payable will be repaid to HMI, and the holder of the debt security thereafter may look only to HMI for payment thereof.

Indenture Covenants

Limitation on Liens

      HMI will not, and will not permit any Subsidiary to, issue, assume, guaranty, or create any Debt secured by any Lien upon any Operating Property or any shares of stock or any Debt of any Subsidiary, without effectively securing the debt securities equally and ratably with such Debt. This restriction does not apply to:

•	Liens on any Operating Property acquired, constructed or improved by HMI or any Subsidiary after the date of the Indenture to secure Debt issued, assumed or guaranteed within 180 days after such acquisition or completion of construction or improvement to provide for the payment of the purchase price of, or the cost of constructing or improving, the Operating Property;

•	Liens existing on any Operating Property at the time of its acquisition by HMI or one of its Subsidiaries, or Liens on any shares of stock or Debt of any Subsidiary existing at the time it becomes a Subsidiary;

•	Liens existing at the time of acquisition on any Operating Property acquired from any Person merged with or into HMI or a Subsidiary;

•	Liens on Operating Property to secure Debt of a Subsidiary to HMI or to another Subsidiary;

•	Liens in existence on any Operating Property of HMI or any shares of stock or Debt of any Subsidiary on the date of the Indenture;

•	Liens in favor of governmental bodies;

•	Liens imposed by law such as warehousemen’s, mechanic’s or similar Liens;

•	Liens on any unimproved real Operating Property constructed or improved after the date of the Indenture to secure or provide for such construction or improvement;

•	Pledges or deposits in connection with worker’s compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

•	Liens for taxes, assessments, governmental charges or levies not yet due or which are being contested in good faith;

•	Liens securing Debt incurred to extend, renew or replace Debt secured by any Lien; provided the new Debt has a principal amount no greater than the original amount and as long as the Lien does not extend to any other property; and

•	The issuance, assumption or guaranty by HMI or any Subsidiary of Debt secured by a Lien which would otherwise be prohibited by the Indenture if the sum of (1) all secured Debt of HMI and its Subsidiaries otherwise prohibited by the Indenture; and (2) the Attributable Debt of all Sale and Leaseback Transactions otherwise prohibited under the Indenture does not exceed 10% of Consolidated Net Tangible Assets.

Limitation on Sale and Leaseback Transactions

      HMI will not, and will not permit any Subsidiary to, enter into any Sale and Leaseback Transaction involving any Operating Property unless, within 120 days of the effective date of the Sale and Leaseback Transaction, HMI or the Subsidiary applies an amount equal to the greater of the fair value of such property (as determined by HMI’s board of directors) or the net proceeds of sale to: (1) the prepayment or retirement (other than mandatory prepayment or retirement) of Funded Debt of HMI or its Subsidiary; or (2) the purchase of other property that will constitute Operating Property.

      This restriction does not apply to a Sale and Leaseback Transaction if: (a) HMI or the Subsidiary could create Debt in an amount equal to the Attributable Debt of the Sale and Leaseback Transaction secured by the Operating Property without being required to equally and ratably secure the debt securities under the “Limitation on Liens” covenant; (b) the Sale and Leaseback Transaction is between HMI and a Subsidiary or between Subsidiaries; or (c) the Sale and Leaseback Transaction involves taking back a lease for a period of three years or less (including renewals).

Limitation on Consolidation, Merger and Sale of Assets

      HMI may not consolidate with or merge into any other Person, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person unless: (a) the Person formed by, or surviving, any consolidation is a corporation organized and existing under the laws of the United States of America or a state of the United States of America or the District of Columbia; (b) such Person assumes payment of the principal of, premium, if any, and interest on the debt securities and the performance and observance of the Indenture; and (c) immediately after giving effect to the transaction, no event of default will have happened or be continuing.

Definitions

      “Attributable Debt” means, with respect to a Sale and Leaseback Transaction, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended) using a discount rate equal to the average interest rate per annum used to calculate the present value of operating lease payments for the most recent year in HMI’s most recent annual report to stockholders. The term “net rental payments” under any lease for any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates, or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates, or similar charges.

      “Consolidated Net Tangible Assets” means, at any date, the total of all assets appearing on the most recent consolidated balance sheet of HMI and its Subsidiaries less: (1) current liabilities including liabilities for Debt maturing more than 12 months from the date of the original creation thereof but maturing within 12 months from the date of determination; (2) reserves for depreciation and other asset valuation reserves; (3) intangible assets including, without limitation, such items as goodwill, trademarks, trade names, patents, unamortized debt discount and expense, and other similar intangibles carried as an asset on said balance sheet; and (4) appropriate adjustments on account of minority interests of other Persons holding stock in any Subsidiary.

      “Debt” means, at any date, all obligations of a Person for borrowed money, including obligations secured by Liens on property owned by the Person, whether or not the Person is directly liable for the obligations.

      “Funded Debt” means Debt which matures more than one year from the date of computation, or which is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date, and guarantees of Funded Debt.

      “Lien” means any mortgage, deed of trust, security interest, pledge, lien or other encumbrance.

      “Operating Property” means (a) all real property and improvements thereon owned by the Company or by a Subsidiary, including, without limitation, any manufacturing facility, warehouse, office building or other similar property, wherever located, provided that such term shall not include any such property which the Board of Directors of HMI shall have declared by resolution, together with all other property similarly excluded from the term “Operating Property,” not to be of material importance to the business of the Company and its Subsidiaries taken as a whole; provided, however, that any parcel of unimproved real property with a fair market value of less than $2,000,000 shall be deemed not to be of material importance, and shall be automatically excluded from the term “Operating Property” without the need for a Board of Directors resolution as described above, so long as the aggregate amount of all such properties that have been excluded from the term “Operating Property” (whether automatically or through a Board of

Directors resolution) shall not exceed 10% of Consolidated Net Tangible Assets; and (b) all equipment and fixtures owned and used by the Company or any Subsidiaries other than office equipment, furniture, or other assets or equipment not directly related to and used in connection with the manufacturing operations of the Company or any of its Subsidiaries.

      “Person” means any individual, corporation, limited liability company, partnership, joint venture, joint stock company, trust, unincorporated organization, or government or any agency or political subdivision of the government.

      “Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing to HMI or any Subsidiary of any Operating Property, which Operating Property has been or is to be sold or transferred by HMI or such Subsidiary to such Person.

      “Subsidiary” means: (1) a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by HMI, by one or more other Subsidiaries, or by HMI and one or more other Subsidiaries; or (2) any other Person of which HMI or one or more Subsidiaries, or HMI and one or more Subsidiaries, directly or indirectly has at least a majority ownership and power to direct the policies, management and affairs of such Person.

Defeasance and Covenant Defeasance

      HMI may elect either (a) to defease and be discharged from any and all obligations with respect to the debt securities of any series (other than certain obligations with respect to the Note Trustee, transfers and replacement of debt securities, and other administrative matters) or (b) to be released from its obligations described above under “Limitation on Liens,” “Limitation on Sale and Leaseback Transactions,” and “Limitation on Consolidation, Merger and Sale of Assets” and certain reporting obligations with respect to the debt securities of a series and any other covenants made applicable to the debt securities of that series which are subject to defeasance, only: (1) upon the deposit with the Note Trustee in trust of money and/or U.S. government obligations which through the payment of interest and principal of the U.S. government obligations in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium, if any, and interest on the debt securities of such series on the stated maturity of the payments in accordance with the terms of the Indenture and the debt securities of that series; (2) upon an opinion of tax counsel to the effect that the holders of such series will not recognize income, gain, or loss for federal tax purposes as a result of such deposit or defeasance, which opinion of counsel must refer to and be based on a ruling of the Internal Revenue Service (which ruling may be, but need not be, issued with respect to HMI) or otherwise a change in applicable federal income tax law occurring after the date of the Indenture; and (3) if at the time of defeasance or release, no event of default with respect to such series will have happened or be continuing. In addition, the Company may also obtain a discharge with respect to debt securities of any series if such debt securities have become due and payable or are by their terms to become due and payable within one year, or are to be called for redemption within one year, or certain other conditions are satisfied, upon deposit with the Note Trustee, in trust, of money sufficient to pay at stated maturity or upon redemption the debt securities of that series.

Events of Default under the Indenture

      The following are events of default under the Indenture with respect to the debt securities of any series:

•	failure to pay interest on the debt securities of that series when due which failure continues for 30 days;

•	failure to pay the principal or premium of the debt securities of that series when due;

•	failure to observe or perform any other covenant contained in the debt securities of that series or the Indenture which failure continues for 60 days after HMI receives notice from the Note Trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

•	particular events of bankruptcy, insolvency or reorganization of HMI;

•	a default which results in the acceleration of Debt of HMI or any Subsidiary in excess of $10,000,000 and such acceleration shall not be rescinded or such Debt shall not be discharged within 10 days.

      If an event of default with respect to the debt securities of any series occurs and is continuing, the Note Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice in writing to HMI and to the Note Trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, on all debt securities of the series due and payable immediately.

      The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to such series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest on the debt securities of that series. Any such waiver shall cure such default or event of default.

      Subject to the terms of the Indenture, if an event of default under the Indenture shall occur and be continuing with respect to debt securities of any series, the Note Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the debt securities of such series unless such holders have offered the Note Trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of such series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Note Trustee, or exercise any trust or power conferred on the Note Trustee, with respect to the debt securities of such series, provided that:

•	it is not in conflict with any law or the Indenture;

•	the Note Trustee may take any other action deemed proper by it which is not inconsistent with such direction; and

•	subject to its duties under the Trust Indenture Act, the Note Trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

      A holder of any debt security of a series will only have the right to institute a proceeding under the Indenture or to appoint a receiver or trustee or to seek other remedies if:

•	the holder has given written notice to the Note Trustee of a continuing event of default with respect to the debt securities of that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the Note Trustee to institute such proceedings as trustee; and

•	the Note Trustee does not institute such proceeding and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series, other conflicting directions within 60 days after such notice, request and offer.

      These limitations do not apply to a suit instituted by a holder of any debt security if HMI defaults in the payment of the principal, premium, if any, or interest on such debt security.

      HMI will periodically file statements with the Note Trustee regarding its compliance with certain of the covenants in the Indenture.

Modification of Indenture; Waiver

      HMI and the Note Trustee may change the Indenture without the consent of any holders with respect to specific matters, including:

•	to cure any ambiguity, defect or inconsistency in the Indenture;

•	to authorize the issuance and establish the terms of a series of debt securities; or

•	to change anything that does not materially adversely affect the interests of any holder of debt securities.

      In addition, under the Indenture, the rights of holders of debt securities of a series may be changed by HMI and the Note Trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of that series. However, the following changes may only be made with the consent of each holder of any outstanding debt securities affected thereby:

•	extending the fixed maturity of any series of debt securities;

•	reducing the principal amount, or reducing the rate of or extending the time of payment of interest or any premium payable upon the redemption of any debt security of any series;

•	reducing the amount of principal of an Original Issue Discount Note or any other debt security payable upon acceleration of the maturity thereof;

•	changing the currency in which any debt security or any premium or interest thereon is payable;

•	impairing the right to enforce any payment on or with respect to any debt security;

•	reducing the percentage and principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the Indenture, for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

•	reducing the requirements contained in the Indenture for quorum or voting;

•	changing any obligations of HMI to maintain an office or agency in the places and for the purposes required by the Indenture;

•	providing for any preference or priority of any debt security over any other debt security; or

•	modifying any of the above provisions.

Information Concerning the Note Trustee

      The Note Trustee, other than during the occurrence and continuance of an event of default under the Indenture, undertakes to perform only such duties as are specifically detailed in the Indenture, and upon an event of default under the Indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Note Trustee is under no obligation to exercise any of the powers given it by the Indenture at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur in so doing. The Note Trustee is not required to spend or risk its own money or otherwise become financially liable for performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

Governing Law

      The Indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except for conflicts of laws provisions and to the extent that the Trust Indenture Act shall be applicable.

PLAN OF DISTRIBUTION

       HMI may sell the debt securities being offered hereby:

•	directly to purchasers;

•	through agents;

•	through underwriters; or

•	through dealers.

      Offers to purchase debt securities may be solicited directly by HMI or by agents designated by HMI from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, involved in the offer or sale of the debt securities in respect of which this prospectus is delivered will be named, and any commissions payable by HMI to such agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

      If any underwriters are utilized in the sale of the debt securities in respect of which this prospectus is delivered, HMI will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the debt securities in respect of which this prospectus is delivered to the public.

      If a dealer is utilized in the sale of the debt securities in respect of which this prospectus is delivered, HMI will sell such debt securities to the dealer, as principal. The dealer may then resell such debt securities to the public at varying prices to be determined by such dealer at the time of resale.

      Underwriters, dealers, and agents may be entitled under agreements entered into with HMI to indemnification by HMI against specific civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters, dealers, or agents may be required to make in respect thereof. Underwriters, dealers, and agents may be customers of, engage in transactions with, or perform services for HMI and its affiliates in the ordinary course of business.

      If so indicated in the applicable prospectus supplement, HMI will authorize underwriters, dealers, or agents to solicit offers by certain institutions to purchase debt securities pursuant to contracts providing for payment and delivery on a future date. These contracts may be made with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and others, but in all cases such institutions must be approved by HMI. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the debt securities is at the time of delivery not prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters, dealers or agents authorized by HMI to solicit those institutions will not have any responsibility in respect of the validity or performance of such contracts.

      The place and time of delivery for the debt securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

LEGAL MATTERS

       Legal matters relating to the debt securities offered hereby have been passed upon by Varnum, Riddering, Schmidt & Howlett LLP, Grand Rapids, Michigan. The legality of the debt securities offered hereby will be passed upon for the underwriters, dealers, and agents, if any, as set forth in the applicable prospectus supplement.

EXPERTS

       The audited consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

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